Filed pursuant to Rule 433
Dated October 16, 2019
Registration Statement No. 333-230416
Relating to Preliminary Prospectus Supplement dated October 16, 2019 and
Prospectus dated April 3, 2019

Ellington Financial Inc.
4,000,000 Shares of 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)
October 16, 2019

This pricing term sheet supplements Ellington Financial Inc.’s preliminary prospectus supplement, dated October 16, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Pricing Term Sheet

Issuer:	Ellington Financial Inc. (the “Issuer”)
Security:	6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (“Preferred Stock”)
Liquidation Preference:	$25.00 per share
Pricing Date:	October 16, 2019
Settlement Date:	October 22, 2019 (T+4)
Number of Shares:	4,000,000 shares of Preferred Stock (4,600,000 shares of Preferred Stock if the underwriters exercise their over-allotment option in full)
Public Offering Price:	$25.00 per share of Preferred Stock; $100,000,000 total (not including the underwriters’ over-allotment option)
Underwriting Discount:	$0.7875 per share of Preferred Stock; $3,150,000 total (not including the underwriters’ over-allotment option)
Net Proceeds to the Issuer, After Underwriting Discount but Before Expenses:	Approximately $96,850,000 (or approximately $111,377,500 if the underwriters exercise their over-allotment option in full), after deduction of underwriting discount.
Maturity:
Perpetual (unless redeemed by the Issuer pursuant to the optional or special optional redemption rights described below, converted by a holder in connection with a Change of Control as described below or purchased or redeemed by the Issuer where necessary to allow the Issuer to qualify and maintain its qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.

Rating:
BBB+ by Egan-Jones Rating Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Dividend Rate:
From and including the original issue date to, but excluding, October 30, 2024 at a fixed rate equal to 6.750% per annum of the $25.00 per share liquidation preference (equivalent to $1.6875 per annum per share) and (ii) from and including October 30, 2024, at a percentage of the $25.00 per share liquidation preference equal to an annual floating rate of three-month LIBOR plus a spread of 5.196% per annum.

Dividend Payment Dates:
Dividends on the Preferred Stock will be payable quarterly in arrears on or about the 30th day of January, April, July and October of each year. The first dividend on the Preferred Stock sold in this offering will be paid on or about January 30, 2020 in the amount of $0.45938 per share, and that dividend will be paid to the persons who are the holders of record of the Preferred Stock at the close of business on the corresponding dividend record date, which will be on or about December 31, 2019.

Optional Redemption:
Except under circumstances where it is necessary to allow the Issuer to qualify and maintain its qualification as a REIT for U.S. federal income tax purposes or pursuant to the Issuer’s special optional redemption right discussed below, the Preferred Stock is not redeemable by the Issuer prior to October 30, 2024. On or after October 30, 2024, the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share of the Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption:
Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share of Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date, without interest. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the shares of Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of the Preferred Stock will not have the Change of Control Conversion Right with respect to the shares of Preferred Stock called for redemption.

Change of Control:
A “Change of Control” is deemed to occur when, after the original issuance of the Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s capital stock entitling that person to exercise more than 50% of the total voting power of all capital stock of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE American LLC or the Nasdaq Stock Market.

Conversion Right:
Share Cap: 2.75028
Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 11,001,120 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option is exercised, not to exceed 12,651,288 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Listing:	The Issuer intends to apply to list the shares on the NYSE and, if the application is approved, expects trading on the NYSE to begin within 30 days of the initial issuance of the shares.
NYSE Ticker Symbol:	EFC PR A

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc. Sandler O’Neill & Partners, L.P.
Co-Managers:	Credit Suisse Securities (USA) LLC
CUSIP/ISIN:	28852N 208 / US28852N2080

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or the preliminary prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, UBS Securities LLC toll-free at (888) 827-7275, Keefe, Bruyette & Woods, Inc. toll-free at (800) 966-1559 or Sandler O’Neill & Partners, L.P., toll-free at (866) 805-4128 or by emailing syndicate@sandleroneill.com.